Exhibit 99

In connection with the attached Proxy Statement and Proxy Card being filed with the Securities and Exchange Commission by Avaya Inc. (“Avaya”) relating to Avaya’s 2004 Annual Meeting of Shareholders scheduled for February 26, 2004, attached hereto as Exhibit 99.1 is the text of an email that, on or about January 12, 2004 will be sent to certain Avaya employees that hold shares of Avaya common stock through an Avaya savings plan or in an Avaya employee stock purchase plan account (the “Employee Shareholders”).

Attached hereto as Exhibit 99.2 is the text of an email that, on or about January 14, 2004 will be sent by Avaya to the Employee Shareholders and to certain registered shareholders who have consented to receiving Avaya proxy materials electronically.

Attached hereto as Exhibit 99.3 is the text of an internal news article that will be electronically distributed by Avaya to its employees on or about February 5, 2004 and February 19, 2004.